EF HUTTON,
division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, New York 10022

August 3, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	SRM Entertainment, Inc.
Registration Statement on Form S-1
File No. 333-272250

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 1, 2023, in which we, as representative of the several underwriters of the Company’s proposed initial public offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, August 3, 2023, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

EF Hutton, division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal